UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 001-36202

NAVIGATOR HOLDINGS LTD

(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd

10 Bressenden Place, London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Navigator Holdings Ltd. (the “Company”) on November 8, 2017: Navigator Holdings Ltd. Preliminary Third Quarter 2017 Results.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: November 8, 2017	By:	/s/ Niall Nolan
	Name:	Niall Nolan
	Title:	Chief Financial Officer

Exhibit 1

NAVIGATOR HOLDINGS LTD. PRELIMINARY Third Quarter 2017 Results

Highlights

◾	Navigator Holdings Ltd. (NYSE: NVGS) (the “Company”) reported operating revenue of $70.2 million for the three months ended September 30, 2017.

◾	EBITDA(1) was $27.1 million for the three months ended September 30, 2017.

◾	Earnings were a net loss of $1.1 million for the three months ended September 30, 2017, or $0.02 loss per share.

◾	Took delivery of Navigator Jorf, a 38,000 cbm fully-refrigerated vessel from HMD on July 20, 2017. The vessel commenced a ten year time charter on August 22, 2017.

◾	Earlier today, we took delivery of Navigator Prominence, a 37,300 cubic meter semi-refrigerated gas carrier and our final newbuilding. We drew down $51.2 million from a bank loan facility to partially finance the delivery installment.

◾	We continue to see strong demand for the proposed ethylene marine export terminal on the Houston Ship Channel, the proposed joint venture with Enterprise Product Partners L.P. announced in July.

Charter revenue from spot voyages remained significantly focused on the petrochemical sector, with the transportation of petrochemicals accounting for 96% of our spot revenue for the three months ended September 30, 2017. Typically, the summer months offer fewer opportunities in the LPG freight markets as was the case during the summer of 2017, which reflect a continuing lack of LPG and petrochemical arbitrage between producing and consuming areas. Our charter rates achieved during the quarter reflect a premium to those available to the general market as a result of our strategic positioning of seeking a mixed portfolio of customers and charter durations across the gas spectrum of LPG, petrochemicals and ammonia.

We delivered our first 38,000 cbm fully-refrigerated ammonia carrier to our partner, Office Cherifien des Phosphates (“OCP”) on August 22, 2017, commencing a ten year time charter facilitating the transportation of ammonia from Europe and the U.S. to Morocco. We are also now discussing charter and contract of affreightment renewals with a number of charterers for at least eight vessels with contracts maturing over the coming months.

1 EBITDA is a non-GAAP financial measures. EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. Management believes that EBITDA is useful to investors in evaluating the operating performance of the Company. EBITDA does not represent and should not be considered as an alternative to any financial measure prepared in accordance with U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. See the table below for a reconciliation of EBITDA to net income, our most directly comparable financial measure calculated accordance with U.S. GAAP.

Reconciliation of Non-GAAP Financial Measures

The following table sets forth a reconciliation of net income to EBITDA for the three months ended September 30, 2017:

$’000’s
Net loss	$(1,093)
Interest expense	9,426
Interest income	(139)
Income taxes	102
Depreciation and amortization	18,787

EBITDA	$27,083

A Form 6-K with more detailed information on our third quarter 2017 financial results is being filed with the U.S. Securities and Exchange Commission simultaneous with this release for the quarter ended September 30, 2017.

Conference Call Details:

Tomorrow, Thursday, November 9, 2017, at 9:00 A.M. ET, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Navigator” to the operator.

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A telephonic replay of the conference call will be available until Thursday, November 16, 2017 by dialing 1(866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 11870348#

Navigator Gas

Attention: Investor Relations

New York:	650 Madison Ave, 25th Floor, New York, NY 10022. Tel: +1 212 355 5893
London:	10 Bressenden Place, London, SW1E 5DH. Tel: +44 (0)20 7340 4850

About Us

Navigator Gas is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and provides international and regional seaborne transportation services of liquefied petroleum gas, petrochemical gases and ammonia for energy companies, industrial users and commodity traders. Navigator’s fleet consists of 38 semi- or fully-refrigerated liquefied gas carriers.

FORWARD LOOKING STATEMENTS

Statements included in this press release concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•	our ability to enter into a definitive agreement with Enterprise regarding the proposed joint development of an ethylene marine export terminal on the Houston Ship Channel, our expectations regarding the ability to obtain sufficient long-term customer commitments for such terminal, our expectations regarding financing of our proposed investment in such terminal and our expectations regarding the financial success of such terminal; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Navigator Holdings Ltd.

Consolidated Balance Sheets

(Unaudited)

	December 31, 2016	September 30, 2017
	(in thousands except share data)
Assets
Current assets
Cash and cash equivalents	$57,272	$35,138
Short-term investments	—	25,000
Accounts receivable, net	7,059	17,149
Accrued income	13,134	10,250
Prepaid expenses and other current assets	8,541	11,552
Bunkers and lubricant oils	6,937	7,507
Insurance recoverable	855	370

Total current assets	93,798	106,966

Non-current assets
Vessels in operation, net	1,480,359	1,673,139
Vessels under construction	150,492	28,591
Property, plant and equipment, net	194	1,605

Total non-current assets	1,631,045	1,703,335

Total assets	$1,724,843	$1,810,301

Liabilities and stockholders’ equity
Current liabilities
Current portion of long-term debt, net of deferred financing costs	$78,464	$85,011
Senior unsecured bond	25,000	—
Accounts payable	6,388	8,057
Accrued expenses and other liabilities	11,377	11,208
Accrued interest	2,932	1,577
Deferred income	3,522	1,432

Total current liabilities	127,683	107,285

Non-current liabilities
Secured term loan facilities, net of current portion and deferred financing costs	540,680	641,266
Senior unsecured bond	100,000	100,000

Total non-current liabilities	640,680	741,266

Total liabilities	768,363	848,551
Commitments and contingencies (see note 9)
Stockholders’ equity
Common stock—$.01 par value; 400,000,000 shares authorized; 55,531,831 shares issued and outstanding, (2016: 55,436,087)	554	555
Additional paid-in capital	588,024	589,142
Accumulated other comprehensive loss	(287)	(35)
Retained earnings	368,189	372,088

Total stockholders’ equity	956,480	961,750

Total liabilities and stockholders’ equity	$1,724,843	$1,810,301

Navigator Holdings Ltd.

Consolidated Statements of Income

(Unaudited)

	Three months ended September 30, (in thousands except share data)		Nine months ended September 30, (in thousands except share data)
	2016	2017	2016	2017
Revenues
Operating revenue	$69,741	$70,211	$218,657	$221,911

Expenses
Brokerage commissions	1,372	1,191	4,382	4,105
Voyage expenses	11,869	12,246	28,287	40,761
Vessel operating expenses	22,126	25,106	68,243	74,012
Depreciation and amortization	15,804	18,787	45,655	54,725
General and administrative costs	3,120	3,932	9,180	10,262
Other corporate expenses	377	653	1,610	1,605
Write off of insurance claim receivable	504	—	504	—

Total operating expenses	55,172	61,915	157,861	185,470

Operating income	14,569	8,296	60,796	36,441

Other income/(expense)
Interest expense	(7,957)	(9,426)	(23,442)	(27,724)
Write off of deferred financing costs	—	—	—	(1,281)
Write off of call premium and redemption charges on 9% unsecured bond	—	—	—	(3,517)
Interest income	71	139	240	371

Income/(Loss) before income taxes	6,683	(991)	37,594	4,290
Income taxes	(207)	(102)	(602)	(391)

Net income/(Loss)	$6,476	$(1,093)	$36,992	$3,899

Earnings/(Loss) per share:
Basic:	$0.12	$(0.02)	$0.67	$0.07
Diluted:	$0.12	$(0.02)	$0.66	$0.07

Weighted average number of shares outstanding:
Basic:	55,437,695	55,531,831	55,413,855	55,531,831
Diluted:	55,812,935	55,905,571	55,790,240	55,877,163

Navigator Holdings Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months ended September 30, 2016	Nine Months ended September 30, 2017
	(in thousands)	(in thousands)
Cash flows from operating activities
Net income	$36,992	$3,899

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	45,655	54,725
Payment of drydocking costs	(9,729)	(401)
Insurance claim debtor	167	—
Call option premium on redemption of 9.00% unsecured bond	—	2,500
Prior year expenses recovered in insurance claim	—	(504)
Amortization of share-based compensation	1,186	1,117
Amortization of deferred financing costs	2,233	3,107
Unrealized foreign exchange	84	243

Changes in operating assets and liabilities
Accounts receivable	(1,586)	(10,090)
Bunkers and lubricant oils	(3,269)	(570)
Accrued income and prepaid expenses and other current assets	(5,009)	(125)
Accounts payable, accrued interest and other liabilities	(7,970)	(1,946)

Net cash provided by operating activities	58,754	51,955

Cash flows from investing activities
Payment to acquire vessels	(1,372)	(1,112)
Payment for vessels under construction	(158,403)	(124,149)
Purchase of other property, plant and equipment	(42)	(1,623)
Receipt of shipyard penalty payments	417	280
Insurance recoveries	4,700	990
Capitalized costs for the repairs of Navigator Aries	(8,732)	—
Placement of short term investment	—	(25,000)

Net cash used in investing activities	(163,432)	(150,614)

Cash flows from financing activities
Proceeds from secured term loan facilities	116,970	333,983
Issuance of 7.75% senior unsecured bonds	—	100,000
Repayment of 9.00% senior unsecured bonds	—	(127,500)
Issuance costs of 7.75% senior unsecured bonds	—	(1,819)
Direct financing costs of senior term loan facilities	(155)	(2,054)
Repayment of secured term loan facilities	(50,069)	(226,085)

Net cash provided by financing activities	66,746	76,525

Net decrease in cash and cash equivalents	(37,932)	(22,134)
Cash and cash equivalents at beginning of period	87,779	57,272

Cash and cash equivalents at end of period	$49,847	$35,138

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$21,997	$22,108

Total tax paid during the period	$454	$428